EXHIBIT 4.21
DESCRIPTION OF KB HOME COMMON STOCK REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
We are authorized to issue 290,000,000 shares of common stock, par value $1.00 per share. In addition, we have reserved 2,900,000 shares of our Series A Participating Cumulative Preferred Stock, which we refer to as the “preferred share purchase right,” for issuance under our stockholder rights plan, as described below.
The following summarizes certain provisions of our restated certificate of incorporation and stockholder rights plan. These summaries are not complete and are subject to, and are qualified in their entirety by reference to, our restated certificate of incorporation and stockholder rights plan.
Common Stock
Voting. Holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the voting power of the outstanding shares of common stock.
Preemptive Rights; Conversion. Our common stock has no preemptive rights and does not provide for redemption. Our common stock is not convertible into any other securities. All our outstanding shares of common stock are fully paid and nonassessable.
Dividends. Holders of our common stock may receive dividends and distributions from funds legally available for dividends in the discretion of our board of directors. Holders of common stock share equally in all dividends and distributions on a per share basis. If we pay dividends or other distributions in capital stock (including stock splits), only shares of common stock will be distributed with respect to common stock in an amount per share equal to the amount per share distributed with respect to the common stock.
Distributions on Liquidation. The common stock is entitled to share pro rata in any distribution upon our liquidation, dissolution or winding up, after payment or provision for our liabilities.
Reorganization, Consolidation or Merger. If we reorganize, consolidate or merge, each share of common stock will receive the same kind and amount of property.
Stockholder Rights Plan
On January 22, 2009, we adopted a Rights Agreement dated as of that date (“2009 Rights Agreement”), and we declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock that was payable to stockholders of record as of the close of business on March 5, 2009. On April 12, 2018, we entered into an Amended and Restated Rights Agreement with Computershare Inc., as rights agent, (“2018 Rights Agreement”), following its approval by our stockholders at our 2018 Annual Meeting held on April 12, 2018. The 2018 Rights Agreement amended and restated the 2009 Rights Agreement and extended the latest possible expiration date of the rights issued pursuant to the 2009 Rights Agreement to the close of business on April 30, 2021, and made certain other related changes.
Subject to the terms, provisions and conditions of the 2018 Rights Agreement, if these rights become exercisable, each right would initially represent the right to purchase from us 1/100th of a share of our Series A Participating Cumulative Preferred Stock for a purchase price of $85.00 (“Purchase Price”). If issued, each fractional share of preferred stock would generally give a stockholder approximately the same dividend, voting and liquidation rights as does one share of our common stock. However, prior to exercise, a right does not give its holder any rights as a stockholder, including without limitation any dividend, voting or liquidation rights. The rights will not be exercisable until the earlier of (i) 10 calendar days after a public announcement by us that a person or group has become an Acquiring Person (as defined under the 2018 Rights Agreement) and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group if upon consummation of the offer the person or group would beneficially own 4.9% or more of our outstanding common stock.

Until these rights become exercisable (“Distribution Date”), common stock certificates and/or book-entry shares will evidence the rights and may contain a notation to that effect. Any transfer of shares of our common stock prior to the Distribution Date will constitute a transfer of the associated rights. After the Distribution Date, the rights may be transferred other than in connection with the transfer of the underlying shares of our common stock. If there is an Acquiring Person on the Distribution Date or a person or group becomes an Acquiring Person after the Distribution Date, each holder of a right, other than rights that are or were beneficially owned by an Acquiring Person, which will be void, will thereafter have the right to receive upon exercise of a right and payment of the Purchase Price, that number of shares of our common stock having a market value of two times the Purchase Price. After the later of the Distribution Date and the time we publicly announce that an Acquiring Person has become such, our board of directors may exchange the rights, other than rights that are or were beneficially owned by an Acquiring Person, which will be void, in whole or in part, at an exchange ratio of one share of common stock per right, subject to adjustment.
At any time prior to the later of the Distribution Date and the time we publicly announce that an Acquiring Person becomes such, our board of directors may redeem all of the then-outstanding rights in whole, but not in part, at a price of $0.001 per right, subject to adjustment (“Redemption Price”). The redemption will be effective immediately upon the board of directors’ action, unless the action provides that such redemption will be effective at a subsequent time or upon the occurrence or nonoccurrence of one or more specified events, in which case the redemption will be effective in accordance with the provisions of the action. Immediately upon the effectiveness of the redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price, with interest thereon. The rights issued pursuant to the 2018 Rights Agreement will expire on the earliest of (a) the close of business on March 5, 2021, (b) the time at which the rights are redeemed, (c) the time at which the rights are exchanged, (d) the time at which our board of directors determines that Article Ninth in our restated certificate of incorporation is no longer necessary, and (e) the close of business on the first day of a taxable year of ours to which our board of directors determines that no tax benefits may be carried forward.
Article Ninth of Our Restated Certificate of Incorporation
Article Ninth of our restated certificate of incorporation contains provisions designed to restrict direct and indirect transfers of our common stock if such transfers will affect the percentage of stock owned by any stockholder or relevant group of stockholders who are deemed to own at least 5% or more of our common stock under Section 382 of the Internal Revenue Code, including transfers where the effect would be to increase the direct or indirect ownership of our common stock by any person or relevant group from less than 5% to 5% or more, and transfers where the effect would be to increase the percentage of our common stock owned directly or indirectly by a person or relevant group owning or deemed to own 5% or more of our common stock. Subject to certain conditions, Article Ninth also prohibits any person or relevant group deemed to own 5% or more of our common stock from disposing of any shares of our common stock without the express consent of our board of directors. Any direct or indirect transfer of our common stock attempted in violation of the provisions of Article Ninth is deemed void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of our common stock would terminate simultaneously with the attempted transfer), and the purported transferee (or, in the case of an indirect transfer, the direct owner) would not be recognized as the owner of the subject shares for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such shares of our common stock, or, in the case of options, receiving the underlying common stock in respect of the exercise of such options. In addition to a prohibited transfer being void as of the date it is attempted, upon demand, the purported transferee must transfer the subject common stock to our agent along with any dividends or other distributions paid with respect to such common stock. Our agent is required to sell such common stock in an arms’ length transaction (or series of transactions) that do not constitute a violation of Article Ninth. The net proceeds of any such sale, together with any other distributions with respect to the subject common stock received by our agent, after deduction of the agent’s costs, will be distributed first to the purported transferee in an amount, if any, up to the cost incurred by the purported transferee to acquire the subject common stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the subject common stock is sold by the purported transferee, such person will be treated as having sold such common stock on behalf of our agent and will be required to remit all proceeds to our agent, except to the extent we grant written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had our agent sold such common stock.
Additional Provisions of Our Restated Certificate of Incorporation
We have adopted certain defensive measures, including restricting stockholders’ ability to call special meetings of stockholders, implementing our stockholder rights plan and amending our restated certificate of incorporation to provide that Section 203 of the Delaware General Corporation Law shall apply to us. In addition, our restated certificate of incorporation prohibits stockholder action by written consent.
These defensive measures could require a potential acquiror of us to pay a higher price than might otherwise be the case or to obtain the approval of a larger percentage of our stockholders than might otherwise be the case. These measures may also discourage a proxy contest or make it more difficult to complete a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that would give our stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares.